UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Randolph Bancorp, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

752378109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 752378109	Page 2 of 2

(1)	Names of reporting persons Envision Bank Employee Stock Ownership Plan Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Massachusetts
Number of	(5) Sole voting power 451,745
shares beneficially owned by	(6) Shared voting power
each reporting person	(7) Sole dispositive power
with:	(8) Shared dispositive power 451,745
(9)	Aggregate amount beneficially owned by each reporting person 451,745
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.83% of 5,113,825 shares outstanding as of December 31, 2021
(12)	Type of reporting person (see instructions) EP

Item 1.
	(a)	Name of Issuer Randolph Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2 Batterymarch Park, Suite 300 Quincy, MA 02169

Item 2.
	(a)	Name of Person Filing Envision Bank Employee Stock Ownership Plan Trust Trustee: Eastern Bank
	(b)	Address of Principal Business Office or, if none, Residence 605 Broadway, LF 41 Saugus, MA 01906
	(c)	Citizenship Massachusetts
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 752378109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: See Page 2, Item 9.

(b)Percent of class: See Page 2, Item 11

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: See Page 2, Item 5

(ii)Shared power to vote or to direct the vote: See Page 2, Item 6

(iii)Sole power to dispose or to direct the disposition of: See Page 2, Item 7

(iv)Shared power to dispose or to direct the disposition of: See Page 2, Item 8

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 16, 2022	Envision BANK EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By: Eastern Bank, as Trustee

	By:	/s/ Charles P. Nelson, Jr.
Name: Charles P. Nelson, Jr.
Title: Vice President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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